Filed Pursuant to Rule 424(b)(3)

File Number 333-196437

FANTEX, INC.

SUPPLEMENT NO. 12 TO

MARKET-MAKING PROSPECTUS DATED

OCTOBER 31, 2014

THE DATE OF THIS SUPPLEMENT IS DECEMBER 31, 2015

On December 30, 2015, Fantex, Inc. filed the attached Current Report on Form 8-K.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2015

FANTEX, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-55204	80-0884134
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

330 Townsend Street, Suite 234
San Francisco, CA 94107
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (415) 592-5950

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01              Entry into a Material Definitive Agreement.

On December 23, 2015, Fantex, Inc., a Delaware corporation (the “Company”), entered into a Brand Agreement (the “brand contract”) with Scott Langley, pursuant to which the Company will acquire a minority interest equal to 15% of the income that Scott Langley receives from and after October 25, 2015, subject to the terms and exceptions specified in such brand contract, contingent upon the Company obtaining financing to pay the $3.06 million purchase price to Scott Langley.

The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of the Company and Scott Langley. Either party may terminate the brand contract on or after June 30, 2016 if the Company does not obtain the financing necessary to pay the $3.06 million purchase price to Scott Langley. If Scott Langley ceases to actively pursue a career as a professional golfer within five years of the date of any such financing for any reason other than a “good reason,” the Company may elect in its sole discretion to terminate the brand contract and Scott Langley will be required to pay to the Company approximately $3.27 million (net of any amounts previously paid to the Company by him pursuant to the brand contract).

“Good reason” means Scott Langley’s voluntary retirement or resignation from his career as a professional golfer for any of the following reasons:

(a)           he suffers or sustains a major injury which renders him incapable of performing as a professional golfer; or

(b)           he suffers or sustains a major injury after the consummation of the offering of a Company tracking stock linked to the value of the brand contract and a qualified medical doctor (depending on the nature of the major injury) advises Scott Langley that as a result thereof he is putting his physical health at substantial risk (i.e., a risk that is substantially greater than simply by virtue of his participation as a professional golfer) by continuing to perform as a professional golfer player.

In addition, the brand contract contains terms, conditions, events of defaults and covenants customary for each of the Company’s brand contracts, including an obligation of the Company to indemnify Scott Langley (and his heirs and assigns) against any third-party lawsuit arising from Scott Langley being a party to the brand contract, including claims relating to (a) any breach of the Company’s representations and warranties in the brand contract, (b) any violation of law by the Company and (c) certain matters in connection with the financing methods the Company may use to obtain financing relating to the brand contract, other than, in each case, those arising out of or relating to any breach of the brand contract committed knowingly or through the gross negligence of Scott Langley.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2015

FANTEX, INC.

By:	/s/ David Mullin
Name: David Mullin
Title: Chief Financial Officer

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